UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 13
________________
Casey’s General Stores, Inc.
(Name of Subject Company)
________________

Casey’s General Stores, Inc.
(Name of Person Filing Statement)
________________

Common Stock, no par value per share
(Title of Class of Securities)
________________

147528103
(CUSIP Number of Class of Securities)
________________

William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
P.O. Box 3001
Ankeny, Iowa 50021-8045
Telephone: (515) 965-6100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Allen Finkelson, Esq.
George F. Schoen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 13 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Casey’s General Stores, Inc. (“Casey’s”), an Iowa corporation.  This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 8, 2010, as amended (together with any amendments and supplements thereto, the “Schedule 14D-9”), and relates to the unsolicited offer by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), through its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., an Iowa corporation, as disclosed in the Tender Offer Statement on Schedule TO dated June 2, 2010, as amended, to purchase all outstanding shares of common stock, no par value per share, of Casey’s (“Casey’s Common Shares”), together with the associated Rights, for $36.75 per Casey’s Common Share in cash, upon the terms and subject to the conditions set forth in Couche-Tard’s Offer to Purchase dated June 2, 2010, as amended, and the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

“Item 3. Past Contacts, Transactions, Negotiations and Agreements - Arrangements between Casey’s and its Directors and Executive Officers - Consideration Payable Pursuant to the Offer and the Second-Step Merger” of the Schedule 14D-9 is hereby amended by replacing the sentence beginning “As of July 23, 2010, the Company’s directors and executive officers set forth on Annex A hereto beneficially owned…” with the following:

As of July 23, 2010, the Company’s directors and executive officers set forth on Annex A hereto beneficially owned an aggregate of 348,405 Casey’s Common Shares.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

“Item 4. The Solicitation or Recommendation - Background of the Offer and Reasons for Recommendation - Background of the Offer” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

On July 29, 2010, Casey’s commenced the self-tender offer for up to $500 million in value of Casey’s Common Shares in a “modified Dutch auction” at a price of $38.00 to $40.00 per Casey’s Common Share (the “Self-Tender Offer”) by filing an Issuer Tender Offer Statement on Schedule TO (as amended, the “Casey’s Schedule TO”) with the SEC.

On August 2, 2010, Couche-Tard announced that it had extended the Offer, which was scheduled to expire at 5:00 p.m., Eastern Time, on August 6, 2010 until 5:00 p.m., Eastern Time, on August 30, 2010, unless further extended. All other terms and conditions of the Offer remained unchanged.

On August 10, 2010, Casey’s announced the issuance of 5.22% Senior Notes due 2020 (the “Notes”) in a private placement in an aggregate principal amount of $569 million, the proceeds of which will be used to fund the purchase of Casey’s Common Shares in the Self-Tender Offer and for certain other purposes.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

“Item 7. Purposes of the Transaction and Plans or Proposals – Subject Company Negotiations” of the Schedule 14D-9 is hereby amended and supplemented by replacing the third paragraph in its entirety with the following:

On August 9, 2010, the Company entered into a Note Purchase Agreement, dated as of August 9, 2010 (the “Note Agreement”), with the Prudential Insurance Company of America, Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey, Prudential Retirement Insurance and Annuity Company, Physicians Mutual Insurance Company, Companion Life Insurance Company, United Omaha Life Insurance Company, ING USA Annuity and Life Insurance Company, Reliastar Life Insurance Company, ING Life Insurance and Annuity Company, Reliastar Life Insurance Company of New York, Aviva Life and Annuity Company, Allstate Life Insurance Company of New York, American Heritage Life Insurance Company, Allstate Insurance Company, Allstate Life Insurance Company, New York Life Insurance and Annuity Corporation Institutionally Owned Life Insurance Separate Account (BOLI 3), New York Life Insurance and Annuity Corporation Institutionally Owned Life Insurance Separate Account (BOLI 3-2), New York Life Insurance and Annuity Corporation Institutionally Owned Life Insurance Separate Account (BOLI 30C), New York Life Insurance Company, New York Life Insurance and Annuity Corporation, Metropolitan Life Insurance Company, MetLife Investors Insurance Company, First MetLife Investors Insurance Company, MetLife Investors USA Insurance Company, Metropolitan Tower Life Insurance Company, MetLife Insurance Company of Connecticut, Union Fidelity Life Insurance Company, Hartford Life Insurance Company, Hartford Life and Accident Insurance Company, Hartford Accident and Indemnity Company and Hartford Life and Annuity Insurance Company (collectively, the “Purchasers”) relating to the issuance by the Company of $569 million aggregate principal amount of the Notes, and the Company issued the Notes to the Purchasers and thereby consummated the Debt Financing. As discussed above, the Company intends to use the net proceeds from the issuance of the Notes to finance the Self-Tender Offer and to pay the fees and expenses in connection with the Self-Tender Offer.  In addition, the Company will use approximately $59 million of the proceeds from the sale of the Notes in connection with its prepayment of its outstanding senior notes, with varying interest rates, issued pursuant to a note agreement dated as of April 15, 1999 (the “1999 Notes”) and its outstanding 7.38% senior notes, issued pursuant to a note agreement dated as of December 28, 1995 (the “1995 Notes”).  Any net proceeds of the Notes offering not used for the foregoing purposes will be used for general corporate purposes.

The Notes were issued on August 9, 2010, and will bear interest at the rate of 5.22% per annum from the date thereof, payable semi-annually in arrears on February 9 and August 9 of each year.  The Notes mature on August 9, 2020.

The Company may at any time or from time to time prepay all or a portion of the Notes, in an amount not less than $2,000,000. Any such optional prepayment shall be at a price equal to 100% of the principal amount so prepaid plus the Make-Whole Amount (as defined in the Note Agreement), plus accrued and unpaid interest thereon, if any, to, but not including, the date of prepayment. Any optional prepayment of less than all of the Notes outstanding shall be allocated pro rata among all of the Notes then outstanding.

The Note Agreement provides that, in the event of a Change in Control (as defined in the Note Agreement), each holder of the Notes will have the right to require the Company to purchase all or a portion of such holder’s Notes at a purchase price equal to 100% of the principal amount plus the Make-Whole Amount plus accrued and unpaid interest, if any, to, but not including, the repurchase date. The Note Agreement includes representations and warranties by the Company to the Purchasers. The Note Agreement also includes certain affirmative covenants addressing, among other matters, the maintenance of the Company’s corporate existence, compliance with laws and the provision of certain financial information and reports to the Purchasers. The Note Agreement also includes certain financial covenants, including a maximum indebtedness to EBITDA (earnings before interest, taxes, depreciation and amortization) ratio, a minimum fixed charge coverage ratio and a minimum consolidated net worth test. In addition, the Company agrees to be bound by certain negative covenants while the Notes are outstanding, which include, among other matters, limitations on consolidated total debt and priority debt, limitations on liens, limitations on mergers or consolidations and limitations on sales of assets. Upon the occurrence of an Event of Default (as defined in the Note Agreement), the Purchasers may declare the entire principal amount of the Notes, together with the Make-Whole Amount described in the Note Agreement and all accrued interest, to be immediately due and payable. Events of Default include, among other matters, nonpayment of the principal of or interest on the Notes when due, a breach of any of the covenants of the Company contained in the Note Agreement, bankruptcy, reorganization or insolvency events involving the Company and any representation or warranty of the Company contained in the Note Agreement proving to have been false or incorrect when made.

Additional details concerning the Notes can be found in Casey’s Current Report on Form 8-K filed with the SEC on August 10, 2010, which is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION

“Item 8. Additional Information - Certain Litigation - Litigation with Couche-Tard” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the third paragraph:

On August 2, 2010, Casey’s filed its opposition to Couche-Tard’s motion for judgment on the pleadings.

“Item 8. Additional Information - Certain Litigation - Shareholder Litigation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the second paragraph:

On August 4, 2010, the Iowa District Court in and for Polk County consolidated the Howie Complaint into the Mercier Complaint and appointed counsel in the Mercier Complaint as lead counsel.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description

(a)(18)	Press Release issued by Casey’s General Stores, Inc., dated August 10, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Casey’s General Stores, Inc. on August 10, 2010).

(a)(19)	Employee Communication, dated August 10, 2010 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Casey’s General Stores, Inc. on August 10, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASEY’S GENERAL STORES, INC.

By:	/s/ Robert J. Myers
Name: Robert J. Myers
Title: President and Chief Executive Officer

Dated: August 10, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(18)	Press Release issued by Casey’s General Stores, Inc., dated August 10, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Casey’s General Stores, Inc. on August 10, 2010).

(a)(19)	Employee Communication, dated August 10, 2010 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Casey’s General Stores, Inc. on August 10, 2010).